SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2010
Woori Finance Holdings Co., Ltd.
(Translation of registrant’s name into English)
203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑

Report regarding the addition of Woori F&I Eighteenth Asset Securitization Specialty Co., Ltd.
as a second-tier subsidiary of Woori Finance Holdings Co., Ltd.
On December 3, 2010, Woori F&I Co., Ltd. (“Woori F&I”), a wholly-owned subsidiary of Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”), added Woori F&I Eighteenth Asset Securitization Specialty Co., Ltd. as its subsidiary.
Key details regarding the newly added second-tier subsidiary:
•	Name of company: Woori F&I Eighteenth Asset Securitization Specialty Co., Ltd.
•	Financial status as of December 3, 2010 (expected date of establishment):

(unit: millions of KRW)
Total assets	10	Total shareholders’ equity	10
Total liabilities	—	Paid-in capital	10
•	Primary business: Business activities related to the purchase, management and disposition of loans and other incidental instruments pursuant to the Asset Securitization Act.
•	Woori F&I Eighteenth Asset Securitization Specialty Co. Ltd. is a wholly-owned subsidiary of Woori F&I, and is a special-purpose company established under the Asset Securitization Act.
•	Expected financial status as of December 23, 2010 (the expected asset transfer registration date):

(unit: millions of KRW)
Total assets	155,279	Total shareholders’ equity	18,010
Total liabilities	137,269	Paid-in-capital	28
•	Number of all subsidiaries of Woori Finance Holdings after addition: 54
•	Date of addition as a subsidiary: December 3, 2010

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd. (Registrant)
Date: December 3, 2010	By:	/s/ Woo Seok Seong
(Signature)
		Name: Title:	Woo Seok Seong General Manager